June 4, 2026

PayPay Corporation

Notice Regarding Acquisition of Shares of T&D Financial Life Insurance Company (Making it a Subsidiary)

PayPay Corporation (“PayPay”) hereby announces that, at a meeting of its Board of Directors held on June 4, 2026, PayPay resolved to acquire 70.2% of the shares of T&D Financial Life Insurance Company (“T&D Financial Life”) from T&D Holdings, Inc. (“T&D Holdings”) and thereby make T&D Financial Life a subsidiary of PayPay (the “Share Acquisition”). The Share Acquisition will be conducted for cash consideration and is expected to be funded from PayPay’s cash on hand. PayPay has entered into a share purchase agreement (the “Share Purchase Agreement”) with T&D Holdings in connection with the Share Acquisition.

One Investment Management Ltd (“OneIM”), an asset management company independent of PayPay, intends to acquire 14.9% of the shares of T&D Financial Life from T&D Holdings for cash consideration through OneIM Indigo Holdings Ltd (“OneIM Indigo”), an affiliate of OneIM. As of the date of this announcement, there is no agreement, arrangement, or understanding between PayPay and OneIM Indigo to jointly exercise voting rights or other rights as shareholders of T&D Financial Life, or to jointly acquire or transfer shares of T&D Financial Life in connection with the acquisition of shares of T&D Financial Life.

The consummation of the Share Acquisition is subject to obtaining required approvals and permits from the relevant authorities, the implementation of an IFRS transition plan at T&D Financial Life, and the satisfaction of other conditions precedent set forth in the Share Purchase Agreement between PayPay and T&D Holdings in connection with the Share Acquisition.

1.
Reason for the Share Acquisition

Starting with cashless payment services, PayPay has developed financial services including credit cards, banking, and securities for more than 74 million registered users (as of May 2026). By adding life insurance to PayPay’s financial service offerings, PayPay aims to provide comprehensive financial services tailored to each stage of users’ lives – from everyday payments to asset building, insurance, asset management, and asset succession.

By combining T&D Financial Life’s customer base with PayPay’s digital platform, UI/UX, marketing, and embedded insurance expertise, PayPay believes that it would be possible to further grow T&D Financial Life’s existing business, which T&D Financial Life has built through the independent agency channel, and create new customer experiences in the digital life insurance domain, and accordingly decided to proceed with the Share Acquisition.

Under a shareholders’ agreement that PayPay plans to enter into with T&D Holdings and OneIM Indigo on the date of consummation of the Share Acquisition, with respect to the 238,400 shares (14.9%) of T&D Financial Life that will continue to be held by T&D Holdings, a call option exercisable by PayPay from and after the date of consummation of the Share Acquisition and a put option exercisable by T&D Holdings from and after the date that is three years from the date of consummation of the Share Acquisition are stipulated.

2.
Overview of T&D Financial Life

（1）	Name	T&D Financial Life Insurance Company
（2）	Location	1-1-1 Shibaura, Minato-ku, Tokyo
（3）	Title and Name of Representative	Representative Director and President, Kanaya Morinaka
（4）	Business Description	Life insurance business
（5）	Capital	JPY 56,000 million (as of March 31, 2026)
（6）	Date of Incorporation	July 16, 1947
（7）	Major Shareholders and Shareholding Ratio	T&D Holdings, Inc. 100%
（8）	Relationship between PayPay and the Company	Capital Relationship	There is no capital relationship to be disclosed.
		Personnel Relationship	There is no personnel relationship to be disclosed.
		Business Relationship	There is no business relationship to be disclosed.
（9）	Operating Results and Financial Condition for the Most Recent Three Fiscal Years
Fiscal Year		FY ended March 31, 2024	FY ended March 31, 2025	FY ended March 31, 2026
Net Assets		JPY 73,561 million	JPY 79,781 million	JPY 85,312 million
Total Assets		JPY 1,869,028 million	JPY 1,861,932 million	JPY 1,960,191 million
Net Assets per Share		JPY 45,976.05	JPY 49,863.65	JPY 53,320.32
Ordinary Revenue		JPY 1,028,260 million	JPY 959,073 million	JPY 912,827 million
Core Profit		JPY (1,487) million	JPY 1,138 million	JPY 7,016 million
Ordinary Profit		JPY 7,305 million	JPY 7,783 million	JPY 12,328 million
Net Income		JPY 4,812 million	JPY 5,585 million	JPY 8,221 million
Net Income per Share		JPY 3,007.52	JPY 3,490.77	JPY 5,138.69
Dividends per Share		―	―	―

Note: Following the reorganization proceedings of Tokyo Life Insurance Mutual Company, the company was reorganized into T&D Financial Life Insurance Company on October 17, 2001, and commenced operations. Thereafter, the company changed its trade name to T&D Financial Life Insurance Company on July 24, 2006.

2.
Overview of T&D Holdings

（1）	Name	T&D Holdings, Inc.
（2）	Location	2-7-1 Nihonbashi, Chuo-ku, Tokyo
（3）	Title and Name of Representative	Representative Director and President, Masahiko Moriyama
（4）	Business Description	Management of life insurance companies and other companies made subsidiaries pursuant to the provisions of the Insurance Business Act, and other businesses associated with the above
（5）	Capital	JPY 207,111 million (as of March 31, 2026)
（6）	Date of Incorporation	April 1, 2004
（7）	Net Assets	JPY 1,617,637 million (as of March 31, 2026)
（8）	Total Assets	JPY 17,318,329 million (as of March 31, 2026)
（9）	Major Shareholders and Shareholding Ratio (as of March 31, 2026)	The Master Trust Bank of Japan, Ltd. (Trust Account) 16.11%; Custody Bank of Japan, Ltd. (Trust Account) 5.89%
（10）	Relationship between PayPay and the Company	Capital Relationship	There is no capital relationship to be disclosed.
		Personnel Relationship	There is no personnel relationship to be disclosed.
		Business Relationship	There is no business relationship to be disclosed.
		Status as Related Party	Not applicable.

2.
Overview of OneIM

（1）	Name	One Investment Management Ltd
（2）	Location	Suites 505 & 506, 11th Floor, Al Sarab Tower, Adgm Square, Al Maryah Island, Abu Dhabi, United Arab Emirates
（3）	Title and Name of Representative	CEO and Co-Founder, Rajeev Misra
（4）	Business Description	Investment management business
（5）	Capital	Approximately US$ 10 billion (as of May 31, 2026)
（6）	Date of Incorporation	January 26, 2023

（7）	Relationship between PayPay and the Company	Capital Relationship	There is no capital relationship to be disclosed.
		Personnel Relationship	There is no personnel relationship to be disclosed.
		Business Relationship	There is no business relationship to be disclosed.
		Status as Related Party	Not applicable.

2.
Number of Shares to Be Acquired, Acquisition Price, and Shareholding Before and After the Acquisition

（1）	Number of Shares Held Before the Transfer	0 shares (Number of voting rights: 0) (Voting rights ownership ratio: 0%)
（2）	Number of Shares to Be Acquired	1,123,200 shares (Number of voting rights: 1,123,200) (Voting rights ownership ratio: 70.2%)
（3）	Acquisition Price	Ordinary shares of T&D Financial Life Insurance Company: JPY 131,985 million Acquisition-related expenses (estimated amount): JPY 2,352 million Total (estimated amount): JPY 134,338 million
（4）	Number of Shares Held After the Transfer	1,123,200 shares (Number of voting rights: 1,123,200) (Voting rights ownership ratio: 70.2%)

Note: The acquisition price set forth in（3）above represents the estimated acquisition price as of today, and the final acquisition price is subject to change. In addition, the acquisition-related expenses (estimated amount) represent the estimated amount of advisory fees and other expenses directly incurred in connection with the Share Acquisition, and include advisory fees related to IFRS implementation at T&D Financial Life that will be required through the date of consummation of the Share Acquisition.

2.
Schedule

（1）	Date of Board of Directors Resolution	June 4, 2026
（2）	Date of Agreement Execution	June 4, 2026
（3）	Date of Consummation of Share Acquisition	October 1, 2027 (Scheduled)

Note: The consummation of Share Acquisition is subject to obtaining required approvals and permits from the relevant authorities, the implementation of an IFRS transition plan at T&D Financial Life, and the satisfaction of other conditions precedent set forth in the Share Purchase Agreement between PayPay and T&D Holdings in connection with the Share Acquisition. The date of consummation of the Share Acquisition is subject to change depending on the status of satisfaction of these conditions.

2.
Future Outlook

The impact of this change in subsidiaries on PayPay’s financial results is currently under review. PayPay will promptly disclose any matters that should be disclosed in the future.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. In some cases, you can identify these statements by words such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” or the negative of these terms, and other similar expressions that describe future business activities, performance, events or circumstances. Forward-looking statements in this press release include, but are not limited to, statements regarding: the expected completion and timing of the share acquisition of T&D Financial Life, including the satisfaction of closing conditions and receipt of regulatory approvals; the expected benefits and synergies of the share acquisition; PayPay’s ability to make T&D Financial Life its subsidiary and expand its financial services offerings into the life insurance domain; the anticipated impact of the share acquisition on PayPay’s results of operations and financial condition; PayPay’s business and growth strategy and market opportunity; and the anticipated terms and timing of future transactions contemplated by the shareholders’ agreement, including any call or put options. These statements involve known and unknown risks, uncertainties and other important factors that may cause PayPay’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, among others: the possibility that the share acquisition may not be completed on the anticipated timeline or at all, including due to failure to obtain necessary regulatory approvals; the possibility that the final acquisition price may differ from the estimated amount; PayPay’s ability to make T&D Financial Life its subsidiary, realize anticipated synergies, and retain key personnel; impact on the existing business of PayPay and T&D Financial Life; PayPay’s ability to attract and retain users and merchants and grow transaction volumes; PayPay’s ability to manage growth effectively and expand PayPay’s service offerings; changes in the cashless payments, digital financial services, and life insurance industries in Japan; changes in applicable insurance, financial services, or other regulations; and other risks described in PayPay’s regulatory filings and periodic reports. These forward-looking statements are based on PayPay’s current expectations and assumptions as of the date of this press release and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Except as required by law, PayPay undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.